KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

September 2, 2016

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

Enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Complaint ("Complaint") filed on August 24, 2016 (a corrected version of which was filed on September 1, 2016) in the Court of Chancery of the State of Delaware, naming the Trust as a nominal defendant and certain others as defendants in a lawsuit (Verified Shareholder Derivative and Class Action Complaint, *Krasner v. Third Ave. Mgmt., LLC* (Del. Ch. Aug. 24, 2016)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
George M. Silfen

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL W. KRASNER, individually, on behalf of all others similarly situated and derivatively on behalf of THIRD AVENUE TRUST,
 	
           Plaintiff,
 	
      v.
 	
THIRD AVENUE MANAGEMENT, LLC, MARTIN J. WHITMAN, DAVID M. BARSE, VINCENT J. DUGAN, W. JAMES HALL III, MICHAEL BUONO, WILLIAM E. CHAPMAN, II, LUCINDA FRANKS, EDWARD J. KAIER, ERIC RAKOWSKI, PATRICK REINKEMEYER, MARTIN SHUBIK, CHARLES C. WALDEN,
 	
                Defendants,
 	
     and
 	
THIRD AVENUE TRUST, a Delaware Business Trust,
 	
          Nominal Defendant.
	C.A. No. <u>12681-VCL</u>
	
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	PUBLIC VERSION

VERIFIED SHAREHOLDER DERIVATIVE AND CLASS ACTION COMPLAINT

Plaintiff, by and through his attorneys, alleges upon knowledge as to himself and upon information and belief as to all other matters the basis of which is identified below (*see* ¶117, *infra*) as follows:

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INTRODUCTION

1.   This action arises out of Defendants' imprudent and improper

management of the Third Avenue Focused Credit Fund ("FCF" or the "Fund"), a

series of the Third Avenue Trust (the "Trust"). FCF was an open-ended mutual

fund. The Investment Company Act of 1940 (the "ICA") and the Securities and

Exchange Commission ("SEC") require such funds to stand ready to redeem

shareholders' investments at the stated net asset value ("NAV").

2.   The Fund, however, concentrated its investments in illiquid assets

which it failed to properly value. This strategy may have worked during a period

when the Fund was reporting positive returns and increasing or maintaining the

amount of assets under management ("AUM"). The strategy, however, was

doomed to fail when the Fund was experiencing large and steady redemptions of

its shares. ██

███████████████ after the Volcker Rule limited the purchase of bonds from

brokerage firms by the proprietary trading desks of banks.

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████████████████ As a result, the Fund spent hundreds of millions of dollars

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purchasing its shares from redeeming investors at prices reflecting an inflated NAV

4.   On December 9, 2015, the Fund suspended redemptions of its shares and instead adopted a plan of liquidation (the "Liquidation"). The Fund was then forced to reveal that its valuation of its most illiquid investments had been completely fanciful with the best offer received being from Fortress Investment Group LLC ("Fortress") ████████████████████ ████████████ One financial industry commentator referred to the Fund's portfolio as "the Gowanus Canal of mutual funds."[1]

5.   Although more than nine months have passed since that time, the Fund continues to be in Liquidation with Plaintiff and other stockholders continuing to be unable to redeem their shares at the Fund's stated NAV.

6.   The Fund and its stockholders have been damaged in at least the following ways: (a) overvaluing of the Fund's investments caused FCF to report an inflated NAV and, therefore, pay inflated prices to investors redeeming their shares prior to the time of the Liquidation; (b) the Fund's lack of liquidity and excessive concentration in certain investments caused FCF to receive lower prices than it

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[1] The Gowanus Canal, located in Brooklyn, New York, historically was one of the most polluted bodies of water in the U.S., filled with sewage, sludge, industrial waste and toxic materials.

would have had it maintained a well-diversified portfolio backed by adequate liquidity; and (c) the Fund's inflated NAV caused defendant Third Avenue Management LLC ("TAM"), the Fund's investment adviser, to be overpaid with respect to its services based upon a fixed percentage of assets in the Fund. In addition, Plaintiff and the other shareholders of the Fund have been damaged by a loss of liquidity and inability to sell shares of the Fund at their stated NAV, as an open-end mutual fund has been effectively transformed into a closed-end mutual fund.

PARTIES

Plaintiff

7.   Plaintiff is a current shareholder of the Fund who first purchased the Fund's shares on September 15, 2009 and has continuously held shares of the Fund since that time.

Nominal Defendant

8.   Nominal Defendant Third Avenue Trust is a statutory trust organized under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust Instrument") and is managed by a Board of Trustees (the "Trustees" or the "Board"). The Fund is an open-ended investment company which is one of five separate investment series of the Trust.

Trustee Defendants

9. Defendants Charles C. Walden ("Walden"), William E. Chapman, II ("Chapman"), Lucinda Franks ("Franks"), Edward J. Kaier ("Kaier"), Eric Rakowski ("Rakowski"), Patrick Reinkemeyer ("Reinkemeyer") and Martin Shubik ("Shubik") are, and at relevant times were, members of the Board and its Fair Value Committee, which was responsible for valuing the Fund's securities for which market prices were not readily available. Those defendants, together with defendants Whitman and Barse (*see* ¶¶11-12, *infra*) are collectively referred to herein as the "Trustees" or the "Trustee Defendants."

Third Avenue Defendants

10. (a) Defendant TAM is a Delaware limited liability company. TAM has served as the Fund's investment adviser since the Fund was first offered in 2009. Pursuant to its Investment Advisory Agreements with the Fund, TAM was responsible for supervising and assisting in the management of the Fund, providing investment research and research evaluation, and arranging for the execution of the Fund's purchase and sale of securities and other assets.

(b) TAM, through its parent company Third Avenue Holdings Delaware LLC, is a majority-owned subsidiary of Affiliated Managers Group, Inc. ("AMG"). The remaining unitholders of TAM consist of senior members of its management.

(c)   The Fund paid TAM a monthly fee equal to an annual rate of 0.75% based upon the reported average daily assets in the Fund. TAM received the following payments for advisory fees from the Fund: $9,101,101 in 2013; $21,083,384 in 2014; and $17,095,571 in 2015.

11.   Defendant David M. Barse ("Barse") is, and at all relevant times was, TAM's Chief Executive Officer ("CEO"), a member of the Board, and a unitholder of TAM.

12.   Defendant Martin J. Whitman ("Whitman") is, and at all relevant times was, the Chairman of the Trust, a member of the Board and a unitholder of defendant TAM.

13.   Defendant Vincent J. Dugan ("Dugan") is, and at all relevant times was, the Treasurer and Chief Financial Officer of the Trust, a member of the Board's Valuation Committee, which was responsible for the valuing the Fund's assets and the Risk Committee, which was responsible for recommending certain position limitation guidelines for the Fund.

14.   Defendant W. James Hall III ("Hall") is, and at all relevant times was, General Counsel and Secretary of the Trust and a member of the Valuation Committee.

15.   Defendant Michael Buono ("Buono") is, and at all relevant times was, the Controller of the Trust and a member of the Valuation Committee.

16.   Defendants TAM, Barse, Buono, Dugan, Hall and Whitman are collectively referred to herein as the "Third Avenue Defendants." The Trustee Defendants along with the Third Avenue Defendants are collectively referred to herein as "Defendants."

SUBSTANTIVE ALLEGATIONS

Open-End Mutual Funds

17.   Mutual funds are investment vehicles in which many different investors pool their funds to invest in different securities while obtaining the benefit of a professionally managed and diversified portfolio. There are generally two types of mutual funds: open-end funds and closed-end funds.

18.   The shares of an open-end mutual fund are bought and sold at NAV which is computed based upon the value of a mutual fund's assets minus liabilities divided by the number of shares outstanding or (NAV = (assets – liabilities) / shares outstanding).

19.   Closed-end funds also compute a NAV. However, unlike open-end funds, closed-end funds do not stand ready to continuously buy or sell shares at NAV. Instead, shareholders wishing to sell their shares must do so in the open market. Most closed-end funds trade at a discount to their NAV. The discount to reported NAV usually widens where either the valuation of the underlying assets is not objectively verifiable or the fund has experienced poor reported returns

20.   Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. The SEC has emphasized the importance of providing accurate valuations to a mutual fund's holding stating:

> If the net asset value of a mutual fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares, and the interests of the remaining shareholders may be overvalued or diluted.

See Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992).

21.   The SEC has also continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the

mutual fund has valued the investment on its books." *Id.* at 9829 (citing

Acquisition and Valuation of Portfolio Instruments by Registered Investment

Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773

(Mar. 21, 1986)).

22.   Financial Accounting Standards Board Accounting Standards

Codification Topics 820-10, Fair Value Measurements and Disclosures ("FASB

ASC 820-10"), provides a means to gauge the proper pricing of investments by

providing three levels for determining fair value. These metrics which were

reported upon in the filings made by the Trust with the SEC provided for the

following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

The Third Avenue Family of Mutual Funds

23.   TAM is a mutual fund manager focusing on value investing.

Defendant Whitman, a well-known value investor who achieved a loyal following

after successfully analyzing and investing in, among other things, the defaulted

9

bonds of the bankrupt Penn Central Railroad, founded TAM in 1986. ███████

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24.   TAM's first mutual fund was a diversified value fund. As time progressed, it added other mutual fund offerings including an international value fund, a small-cap value fund, a real estate value fund and FCF each of which was a series of the Trust. By 2014, TAM was managing a total of over $9.2 billion in investor funds within the Trust.

25.   The Trust offered two different classes of stock: Institutional Class; and Investor Class. The Institutional Class stock was available to persons purchasing at least $100,000 worth of shares and the Investor Class had a minimum of $2,500. The presence of the Institutional Class of stock also reflected TAM's marketing being directed to money managers and other "funds of fund" which invested substantial sums of their clients' money.

The Fund

26.   The Fund was first offered to investors on or about August 31, 2009 and was registered under the ICA as an open-ended mutual fund.

27.   The Fund focused on investing in bonds and other types of credit instruments that are rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch. This class of assets is otherwise known as "junk bonds" or "high-yield" securities.

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The Fund's strategy was to buy distressed debt and other credit investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below.

28. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." The Fund additionally invested in other high-yield credit instruments such as bank debt, convertible bonds, preferred stock, loans to bankrupt companies and loans made to refinance distressed companies.

Defendants' Duties

29. The Board, pursuant to the Trust Instrument (§9.3), had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. SEC guidance allows a mutual fund's board to enlist the assistance of individuals who are not board members to assist with its valuation duties. However, the Board was not free to fully delegate these responsibilities and was required to establish the fair value methodology as well as continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

30.　TAM also owed duties to the Fund and its stockholders. Article 2(b) of the Investment Advisory Agreements between TAM and the Trust stated that TAM would abide by strict standards in managing the Fund. Specifically, the Investment Advisory Agreements provided that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust...; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

31.　The Trust Instrument does not restrict the ordinary fiduciary duties which the Trustees, TAM and its officers owed to the, Trust as well as FCF and its shareholders.

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34.   On April 1, 2014, an SEC rule adopted pursuant to the provisions of the Dodd-Frank Act placed severe restrictions on the ability of brokerage firms and Wall Street trading desks to assume large illiquid positions, with an exemption for the purposes of market making. *See Relationships and Restrictions on Proprietary Trading and Certain Interests In, and Relationships With, Hedge Funds and Private Equity Funds*, 17 C.F.R. Part 255 (2014). This rule, known as the "Volcker Rule," which was to become effective in July 2015, meant that Wall Street trading desks would have to buy securities for the purpose of re-selling them to other customers and not speculatively buy any large positions with the hope of being able to profit from a future sale. Given the Fund's concentrated positions in

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certain securities issues, this regulatory restriction threatened to place further limitations on the Fund's ability to sell the securities it owned.

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44.

On June 26, 2015, the Trust filed a Form N-CSR with the SEC for the period ending April 30, 2015 providing information concerning the amount and value assigned to each security held as well as the computation of NAV. The Form N-CSR also disclosed that 17.31% of the Fund's assets were Level 3 securities, 74.34% were Level 2 securities which meant that they were not actively traded but were instead based upon significant other observable inputs, such as

quoted prices for similar assets or other observable data such as interest rates and yield curves. In addition, the N-CSR disclosed that for the six months ended April 30, 2015, the Fund had recorded realized losses on investments sold of $89,459,747 and had unrealized losses amounting to $236,998,222. ███████

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47.   Investor reaction to these disclosures came swiftly in the form of rapidly increasing redemptions by the Fund's investors. This was particularly true of the Fund's institutional investors who had a greater understanding of the nuances of the reported results, assisted, in part, by consultants who separately analyzed FCF's financial statements. ████████████████████████████████

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48.   The Volcker Rule limiting proprietary trading by brokerage firms became effective on July 21, 2015. The rule was widely believed to have caused a general decline in liquidity in the bond market and coincides with what the Fund described as an unprecedented decline in liquidity for the Fund's investments.

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49.   Concerns regarding the impact of the Volcker rule on bond market liquidity were widespread. Paul Volcker, the former Chairman of the Federal Reserve Board after whom the rule is named, was quoted as responding to these claims by stating that there are "people that want to buy oddball securities, and think they can sell them the next day at the same price or a very close price, and that shouldn't be the real world." Fred Imbet, *No, there is no illiquidity problem in bonds: Paul Volcker* (CNBC July 30, 2015).

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51.   This continuing trend of net redemptions was also accompanied by, and exacerbated by, a decline in the Fund's reported NAV -- Institutional Class shares had declined from $9.46 per share on June 1, 2015 to $9.08 per share on July 1, 2015, to $8.87 per share on August 3, 2015.

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November 2015, the Fund's Institutional Class shares NAV per share fell from

$7.81 to $7.08 and its Investor Class shares NAV per share fell from $7.82 to

$7.09.

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The Fund Finally Collapses

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67.   On December 9, 2015, TAM notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into Liquidation. Barse stated in a message to investors:

> We believe that, with time, [the Fund] would have been able to realize investment returns in the normal course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for the Fund going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.

> In line with its investment approach, the Fund has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if [the Fund] were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given market conditions.

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73. On December 16, 2016, the Fund filed with the SEC an Application for an Order Pursuant to Section 22(e)(3) of the Investment Company Act of 1940, requesting an order allowing the Fund to suspend the redemption of shares until the Fund completed the Liquidation.

74. On December 16, 2015, TAM notified Fund investors that the initial shareholder distribution through the Liquidation would include only 9% of the Fund's capital, with the remaining 91% of assets consisting primarily of investments which the Fund was unable to sell for reasonable or above fire-sale prices and some cash the Fund was required to retain.

Subsequent Events

75. On December 14, 2015, the street.com published an article in which Jim Cramer, a financial news commentator on CNBC and a former hedge fund manager, without knowing the specifics of the Fortress offer, after reviewing the Fund's portfolio, stated:

> Almost every individual bond owned here is small and difficult to value. If you submitted a bid list to any firm that had to work any of these positions, meaning if you showed a brokerage house what you

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owned and the prices you were willing to accept it would be amazing, literally amazing, if any client would buy most of this stuff.

<p style="text-align:center">*　　*　　*</p>

I examined every corporate imaginable [sic], more than 50, that the fund manager had on its sheets, and based on the publicly available information, I would only invest in a half dozen of them with any conviction at all, and even those seem fanciful.

Everything from the agglomerate of energy including **American Eagle** (AMZGQ), **CHC**(HELI), the fabled **Energy XXI** (EXXI), **Hercules Offshore** (HERO), **Magnum Hunter**(MHRC) and **Linn** (LINE), to retailers like Claire's Stores, to chemicals like Reichhold or technology companies like **Advanced Micro Devices** (AMD) to service companies like Altegrity to minerals and mining like New World Resources, **AK Steel** (AKS) and **Noranda**(NORN) to special situations like **Verso Paper** (VRSZ), Liberty Tire and Caesars World just stinks to high heaven.

<p style="text-align:center">*　　*　　*</p>

Looking at this list, I can't believe that this fund had the guts to say that it was only down 27%. I think that these pieces of paper were so ghastly that in order to sell them they would be worth half of what they might be carried out. And that's why I think it had to close. Only a fool would bid on most of these assets. I don't even know at year-end if they could get prices for them to close their books.

<p style="text-align:center">*　　*　　*</p>

Yes, it's that much of an offensive travesty to call this a portfolio anything other than the Gowanus Canal of mutual funds – one that no one should ever be allowed to swim in.

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77.　On December 24, 2015, the Trust filed a Form N-CSR with the SEC with respect to the period ending October 31, 2015. In the management's discussion section of the performance of FCF, the N-CSR stated that the top performers during the year included securities of Liberty Tire Recycling and Altegrity ████████████████████████████████████

█████████████████

78.　On or about January 20, 2016, Blackrock, a large and prominent operator of bond mutual funds including high-yield bond funds, prepared a memorandum in connection with a meeting it had with the SEC to discuss the Liquidation in which it stated that the Fund "was not a typical high yield open-end mutual fund. Rather, [the Fund] was a concentrated distressed debt portfolio with significant investments in securities in default . . . ." The Blackrock report also stated that:

> Third Avenue's need to shut [FCF] did not happen "suddenly." As it approached the decision point, [FCF] presented a number of red flags. The first red flag was the level of outflows. Given that the portfolio already held a significant amount of less liquid assets, the need to

liquidate some assets while holding increasingly concentrated amounts of illiquid assets created an unsustainable situation.

<p style="text-align:center">*   *   *</p>

The second flag in the Third Avenue situation was that illiquid assets came to exceed what was reasonably expected to meet redemptions in terms of the redemption trends for [FCF].

79. On or about April 6, 2016, MacKenzie Capital Management, LP ("MCM") commenced a tender offer to purchase up to 1,500,000 shares of the Fund for $2.00 per share which was 61.76% below FCF's April 6, 2016 reported net asset value per share of $5.23.

80. In a Portfolio Management Commentary accompanying the Fund's April 30, 2016, Semi-Annual Report, the Fund reported that it had realized approximately $40 million in sales from investments previously held during the quarter. In addition, the Semi-Annual Report disclosed that: (a) as of April 30, 2016, the Fund had approximately $634 million in assets; (b) a NAV of $5.39 per share reflecting a 21.71% decrease over the prior six months; and (c) had a net realized loss of more than $368 million on its investments for the six months ended April 30, 2016.

81. On June 15, 2016, the Fund made its second liquidating distribution in the amount of $0.54362 per share.

82.   On July 29, 2016, *The Wall Street Journal* reported that TAM was weighing the possible sale of the Fund and had retained the investment bank of Houlihan Lokey for that purpose.

CLASS ACTION ALLEGATIONS

83.   Plaintiff brings Counts IV-V as a class action pursuant to Court of Chancery Rule 23 on behalf of all shareholders of the Fund on the date that Defendants suspended redemptions of the Fund's shares (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or entity related to or affiliated with any of the Defendants.

84.   The Class is so numerous that joinder of all members is impractical. The Fund currently reports having over 117 million shares outstanding which are held by thousands of stockholders.

85.   There are questions of law and fact common to the Class that predominate over questions affecting only individual members, including but not limited to whether the Fund's shareholders have been damaged by their inability to sell their shares at NAV which was caused by the illiquidity of TAM's investments.

86.   Plaintiff's claims are typical of the claims of the Class members.

87.   Plaintiff will fairly and adequately protect the interests of the Class and has retained competent counsel experienced in litigation of this nature. There

are no conflicts of interest between Plaintiff and the absent Class members and Plaintiff will vigorously prosecute this action on behalf of the Class.

88.   A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent adjudications with respect to individual members of the Class.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

89.   Plaintiff brings this action derivatively in the right and for the benefit of the Trust, to redress injuries suffered and likely to be suffered by the Fund as a direct result of Defendants' violations of their fiduciary obligations. The Trust is named solely as a nominal defendant.

90.   Plaintiff will adequately and fairly represent the interests of the Trust in enforcing and prosecuting its rights, and has retained counsel experienced in litigating these types of actions.

91.   The Board is currently composed of eight members, including Defendants Whitman, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik and Walden. Plaintiff did not make a demand on the Board to commence this action because any such demand would have been futile for at least the following reasons:

a. The Trustees are subject to a substantial likelihood of liability in connection with (i) their failure to ensure that the Fund maintained adequate liquidity to satisfy redemptions, investments were properly valued, redemptions were not paid at inflated values; and, (ii) the other wrongdoing alleged herein.

b. The Trustees' conduct did not constitute a proper exercise of business judgment as holding such a high proportion of the Fund's investment in illiquid, hard to sell securities was contrary to the fundamental premise of an open-ended mutual fund which was to allow for easy investor redemptions.

c. The Trustees' conduct in failing to satisfy their duty to appropriately price the Fund's assets at fair value did not constitute a proper exercise of business judgment;

d. Each of the Trustees is subject to personal liability based upon a gross negligence standard for, among other things, failing to be properly informed with respect to risks the Fund was encountering and the proper pricing of the Fund's investments. The Trust Instrument (§§10.1 and 10.2) and the ICA provide that the Trustees are not entitled to be exculpated or indemnified for any acts constituting gross negligence.

e. A majority of the Trustees lack independence with respect to any claims which might be asserted against TAM for at least the following reasons:

   i. Defendant Whitman as the founder, Chairman and portfolio manager as well as a shareholder of TAM is considered by the Trust to be an Interested Trustee under the ICA;

   ii. Defendant Chapman sits on the board of a number of AMG-affiliated mutual funds including for which in 2014 alone, he received over $500,000 in fees. This constitutes a substantial and material portion of Chapman's annual earnings whose primary livelihood comes from serving as the

President and Owner of Longboat Retirement Planning Solutions, a consulting firm, with estimated revenues of between $1 million to $2.5 million and 1 to 4 staff members;

iii. Defendant Franks' compensation from the Trust in 2014 alone totaled $85,000, representing a substantial and material source of her income. Franks' primary occupation was as a reporter for *The New York Times* which according to a salary report provided by Glassdoor.com are paid between $95,000-$115,000 per year. In addition, Franks' husband, Robert M. Morgenthau, is a close personal friend of defendant Whitman;

iv. Defendant Kaier received over $400,000 in fees from his service on AMG affiliated funds. Kaier's principal occupation is as a partner of the law firm Teeters Harvey Gilboy & Kaier LLP. Average profits per partner for the Am Law 200 was approximately $700,000 in 2013, making the compensation Kaier received from the AMG affiliated funds a material and substantial source of income;

v. Defendant Rakowski received over $450,000 in fees from his service on AMG-affiliated funds. Rakowski's principal occupation is as a Professor at the University of California Berkeley School of Law for which he earned $274,366 in 2014 making the compensation received from the AMG affiliated funds a material and substantial source of his income; and

vi. Defendant Shubik is a Professor at Yale University who has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1990. Shubik co-authored a book with defendant Whitman in 2005 called "The

Aggressive Conservative Investor." Shubik would be unable to consider a demand against the interests of the Third Avenue Defendants in an independent and disinterested fashion as his compensation from the Trusts, in 2014 alone totaled $85,000, representing a material source of income as the average Yale professor earns an annual salary of approximately $260,000.



COUNT I
Breach of Fiduciary Duty Derivatively Against All Defendants

92. Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim derivatively against all Defendants on behalf of the Trust and the Fund.

93. Defendants owed fiduciary duties of loyalty and care to the Fund as Trustees and/or Officers of the Trust and/or adviser to the Fund.

94. By virtue of their gross negligence and/or reckless disregard of these duties, including, *inter alia*, ignoring market warnings and SEC guidance, rules and regulations, failing to adequately monitor and maintain the Fund's liquidity, failing to appropriately price the Fund's securities and deepening the Fund's exposure to highly risky illiquid assets, Defendants breached these duties.

95. As a direct and proximate result of these breaches, the Fund has been damaged.

COUNT II
Aiding and Abetting Breach of Fiduciary Duty Against TAM

96.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim, in the alternative, derivatively against defendant TAM on behalf of the Trust and the Fund.

97.   The Trustees owed fiduciary duties of loyalty and care to the Fund as Trustees and/or Officers of the Trust.

98.   By virtue of their gross negligence and/or reckless disregard of these duties, including, *inter alia*, ignoring market warnings and SEC guidance, rules and regulations, failing to adequately monitor and maintain the Fund's liquidity, failing to appropriately price the Fund's securities and deepening the Fund's exposure to highly risky illiquid assets, the Trustees breached these duties.

99.   TAM as the Fund's investment adviser knowingly participated in and/or provided substantial assistance to the Trustee's breaches of their fiduciary duties.

100.   As a direct and proximate result of TAM aiding and abetting the Trustees breaches, the Fund has been damaged.

COUNT III
Breach of Contract Derivatively Against TAM and the Trustees

101. Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim derivatively against defendant TAM and the Trustee Defendants on behalf of the Fund and its investors.

102. The Investment Advisory Agreements between TAM and the Trust constituted valid and enforceable contracts.

103. The Trust fully performed its obligations under these agreements.

104. TAM breached these agreements, specifically, Article 2(b) therein, by, *inter alia*, failing to act in accordance with ICA, its accompanying rules and regulations, and the Fund's policies.

105. The Trust Instrument between the Trust and its shareholders constituted a valid and enforceable contract.

106. The Trustee Defendants breached the Trust Instrument, specifically, Section 10.1 therein, by, *inter alia*, acting in a grossly negligent fashion or with reckless disregard in their management of the Trust.

107. As a direct and proximate result of these breaches, the Fund has been damaged.

COUNT IV
Breach of Fiduciary Duty Directly Against
All Defendants on Behalf of the Class

108. Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim directly against all Defendants on behalf of himself and the Class.

109. As Trustees and/or Officers of the Trust or TAM, Defendants owed fiduciary duties of loyalty and care to Plaintiff and other stockholders of the Fund.

110. Defendants named in this Count breached their fiduciary duties through their gross negligence and/or reckless disregard by, *inter alia*, failing to maintain adequate liquidity to meet Fund redemptions.

111. As a direct and proximate result of Defendants' breaches of their fiduciary duties, Plaintiff and the other Class members have sustained substantial harm and damages by being deprived of the ability to sell their shares of the Fund's stock at NAV and, as a result, have suffered a diminution in the value of their investment.

COUNT V
Breach of Contract Directly Against the Trustees

112. Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim directly against the Trustee Defendants on behalf of himself and the Class.

113. Section 10.1 of the Trust Agreement imposed upon the Trustees an obligation to not act in a grossly negligent fashion or with reckless disregard of their duties as trustees.

114. The Trustee Defendants breached the Trust Instrument, specifically, Section 10.1 therein, by, *inter alia*, acting in a grossly negligent fashion or with reckless disregard in their management of the Trust.

115. As a direct and proximate result of these breaches, Plaintiff and the other Class members have sustained substantial harm and damages.

BASIS FOR INFORMATION AND BELIEF

116. Plaintiff's information and belief is based upon an investigation conducted by his attorneys, including, but not limited to, a review of documents produced by the Trust and TAM pursuant to 12 *Del. C.* §3819, SEC filings and reports made by the Trust and the Fund, and news reports, press releases, securities analyst reports and other publicly available information regarding the Trust and the Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Awarding damages with respect to Defendants' breach of their fiduciary duties or aiding and abetting the breach of fiduciary duties in an amount to be determined at trial;

B.   Certifying the claims brought in Counts IV-V as a class action and naming Plaintiff as the class representative and his counsel as Class Counsel;

C.   Awarding Plaintiff his costs and disbursements and reasonable allowances for attorney's fees and expenses; and

D.   Granting such other and further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

OF COUNSEL:

ABRAHAM, FRUCHTER &
TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza,
Suite 2805
New York, NY 10119
(212) 279-5050

By: */s/ Carmella P. Keener*
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

Dated: August 24, 2016

PUBLIC VERSION
FILED AUGUST 29, 2016

CORRECTED PUBLIC VERSION
FILED SEPTEMBER 1, 2016

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